UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

☒ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐ SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: June 30, 2022

Called Higher Studios, Inc.

(Exact name of registrant as specified in its charter)

Delaware	84-2048087
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

231 Public Square

Suite 300, PMB-41

Franklin, Tennessee 37064

(Mailing Address of principal executive offices)

(888) 552-2553

Issuer’s telephone number, including area code

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Called Higher Studios was incorporated on June 4, 2019 in Delaware. The company’s goal is to develop into a traditional studio that owns and/or operates multiple divisions and companies that align with our strategic overall goal of developing and distributing content for the faith and family audience.

Plan of Operations

Called Higher Studios has continued to progress with our current projects. Over the past 12 months, we have completed production and postproduction for Camp Hideout, our first feature film. The film has been delivered to the buyer and the revenue will be recognized in 2022. We have also attached a preliminary director, Shari Rigsby, to the Anne Bieler, “Auntie Anne’s” project.

In addition to the above, Called Higher Studios continues to grow its other core businesses, Big Ark Books and Krave Jewelry. As of September 20, 2022, we continued to grow our ecommerce presence by acquiring the website 316tees.com which produces apparel for the faith and family demographics. This site has generated approximately $79,000 in gross sales over the past 12 months with approximately $22,600 in net profits during the same time period. Please note, this was prior to Called Higher Studio’s acquisition and is for informational purposes only based on information provided to us from the seller.

Called Higher Studios also has multiple other projects in development such as The Grace of Christ. We just completed physical production of our first co-produced YouTube series Camp Radio.

Operating Results

As noted in our last filing, we are consistently attempting to identify additional opportunities, such as Ecommerce and direct to consumer products that may integrate with our core audience and company mission statement. The exploration of these opportunities is solely intended to identify potential opportunities to increase cash flow, grow our community of interest, while also reducing customer acquisition costs of our services, products, and offerings.

As noted above, our acquisition of 316tees.com was a strategic decision to attempt to increase our gross sales and net income, while also acquiring a customer base that strongly aligns with our core mission.

Our current operating expenses consist primarily of software as a service that we use to manage operations, labor, marketing costs, capital expenditures, such as website maintenance and development, and early stage project development costs other than our project hard costs. As we disclosed in earlier documents, our costs vary depending on whether or not we have a physical production going on. For clarity, when we are filming a movie or a project, our hard costs increase during the production time for that project. Currently, as of September 2022 most of our expenses have been post-production related for Camp Hideout.

We anticipate that our major future expenses will be development related to our other projects, such as hiring a writer for the Anne Bieler project, potential acquisitions and associated costs, and legal and accounting fees related to company goals and filing requirements.

While COVID-19 and the protocols related to filming have decreased over the last 12 months, they still negatively impact our industry by increasing production related costs and causing friction for attendees to certain film markets.

Liquidity and Capital Resources

We have raised a total of approximately $3,050,272 from inception through June 30, 2022, including:

●	On July 23, 2019, $25,000 in a private placement under Section 4(a)(2) for the sale of a total of 1,500,000 shares of Class B Voting Common Stock to Global Development Alpha, LLC; and

●	Approximately $1,065,812 in a crowdfunding campaign pursuant to Regulation Crowdfunding for the sale of a total of 1,089,223 shares of Class A Voting Common Stock, at $1.00 per share. This Regulation Crowdfunding offering closed on March 31, 2020.

●	Approximately $803,479 in a crowdfunding campaign pursuant to an offering under Regulation A, issuing approximately 148,221 shares of Class A Voting Common Stock at $5.52 per share. This Regulation Crowdfunding offering closed on July 1, 2021.

●	In December 2020, $25,000 in a private placement under Section 4(a)(2) for the sale of 4,529 shares of Class A Voting Common Stock at $5.52 per share.

●	In 2021, $796,669 in a private placement under Section 4(a)(2) for the sale of 144,323 shares of Class A Voting Common Stock at $5.52 per share.

●	Approximately $369,778 in a crowdfunding campaign pursuant to an offering under Regulation Crowdfunding, issuing approximately 121,239 shares of Class A Voting Common Stock at $3.05 per share. This Regulation Crowdfunding offering is ongoing and closes on April 30, 2023. Funds in the amount of $35,567 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds are expected to be disbursed 4th quarter of 2022

●	These raise funds are partially offset by approximately $313,444 of offering costs for the period ended June 30, 2022 in connection with the Regulation Crowdfunding offerings

In addition to the funds received through our crowdfunding initiatives, in August, 2021, we secured $2,050,000 in proceeds related to the pre-sale of distribution rights to the Company’s first feature film. With these proceeds, we had approximately $270,549.73 cash on hand as of September 23, 2022.

As of September 23, 2022, we had 2 full-time employees, 0 part-time employees and 2 contractors, representing approximately $5,500 in monthly operating expenses. Effective June 1, 2020, Jason Brown, our President and Chief Executive Officer, began receiving compensation from the company at a base annual salary of $120,000 pursuant to an Employment Agreement dated June 1, 2020. Effective February 15, 2022 Jennifer Lind, began receiving compensation from the company at a base annual salary of $45,000 pursuant to an Employment Agreement dated February 15, 2022. In addition to base annual salary, Jason Brown & Jennifer Lind are entitled to receive compensation in the form of an annual incentive bonus based on performance goals the terms set forth in the Employment Agreement which is attached as an exhibit to this filing. One thousand dollars in bonus compensation has been paid to date.

We have no commitments for capital expenditures other than the development of the projects listed in this filing. We do not have a bank line of credit or other arranged financings.

We believe we can operate for a substantial amount of time through revenue generation, capital contributions and/or debt.

COVID-19 will likely make it more difficult for us to raise funds through a credit facility or other fund raising methods. Our intended use of cash to deploy into products such as film and television programs has been negatively affected. Because it is more difficult to physically produce our projects due to the social distancing regulations, it is more difficult for us to use this capital as intended at this time. See “Risk Factors – Natural disasters and other events beyond our control could materially adversely affect us” for more information.

Trend Information

Over the past 12 months, our industry has “opened” up more and more since Covid-19 caused a massive shutdown to the film and theatrical industry. Many faith and family films have been released theatrically, and while they have not reached pre-Covid gross sales numbers, there are films in our industry and genre that have done well in this environment. It is our hope that people return to the theaters and that the economy rebounds from the prior two years.

We are optimistic about our industry and the rebound post Covid-19, but there are some important possibilities we must consider

●	Our main source of raising capital to date has been through crowdfunding. Over the past 3 years, crowdfunding has become more “crowded” with more companies than ever raising capital. We believe this has caused fatigue in the industry and has made it harder to raise capital through this method. This, coupled with the advertising industry changes at Apple and Facebook, have also made it more difficult to raise capital through crowdfunding. This could negatively impact us and force us to raise capital through other sources.

●	People may not return to theaters at pre-Covid 19 numbers and new habits of watching content at home through streaming may be a permanent new normal. This could make it more difficult to release movies theatrically and reduce the potential paths to profitability for our projects.

●	As production opens up, more projects that were stuck in Covid-19 may hit the market causing a flood of supply with demand not increasing. This could make it more difficult for us to sell our projects in the market place.

Called Higher Studios, Inc.

A Delaware Corporation

Consolidated Financial Statements – Form 1A Semi Annual Report June 30, 2022

Called Higher Studios, Inc.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED BALANCE SHEETS

At June 30, 2022 and December 31, 2021

	June 30,	December 31,
	2022	2021
ASSETS
Current Assets
Cash and Cash Equivalents	$428,197	$453,205
Funds Held in Escrow	35,568	46,278
Inventory	31,311	28,580
Offering Costs	21,724	-
Note Receivable	-	3,300
Prepaid Expenses	9,926	21,100
Due From Related Party	-	64,184
Security Deposit	62,396	-
Total Current Assets	$589,122	$616,647

Non-Current Assets
Fixed Assets, Net of Depreciation	$1,666	$1,883
Investment in Original Programming	1,959,400	1,928,544
Note Receivable, Long-Term	-	-
Intangible Assets	20,705	35,705
Total Non-Current Assets	1,981,771	1,966,132
TOTAL ASSETS	$2,570,893	$2,582,779
CONTINGENCIES
LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Current Liabilities
Accounts Payable	$16,055	$16,652
Other Current Liabilities	14,739	20,393
Accrued Expenses	5,032	20,134
Deferred Revenue, Related Party	2,050,000	2,050,000
Total Liabilities	$2,085,826	$2,107,179

Stockholders’ Equity
Preferred stock $0.00001 par, 5,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2022 and December 31, 2021	$-	$-
Class A common stock, $0.00001 par, 10,000,000 shares authorized, 1,576,192 and 1,454,953 shares issued and outstanding as of June 30, 2022 and December 31, 2021	16	13
Class B common stock, $0,00001 par, 5,000,000 shares authorized, 1,687,500 shares issued and outstanding as of June 30, 2022 and December 31, 2021	17	17
Deferred Compensation	(796,663)	(796,663)
Additional Paid-in-Capital	2,772,394	2,441,352
Accumulated Deficit	$(1,490,697)	$(1,169,119)
Total Stockholders’ Equity	$485,067	$475,600

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$2,570,893	$2,582,779

See the accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME/(LOSS)

For the Six Months Ended June 30, 2022 and June 30, 2021

	For the Six Months Ended June 30, 2022 (Unaudited)	For the Six Months Ended June 30, 2021 (Unaudited)
Net Revenues	$20,159	$9,971
Cost of Net Revenues	(11,138)	(45,578)
Gross Profit (Loss)	$9,021	$(35,608)
Operating Expenses
General and Administrative	$197,115	$129,307
Research and Development	-	-
Sales & Marketing	135,037	189,300
Total Operating Expenses	332,152	318,606
Loss from Operations	(323,130)	(354,214)

Other Income/(Expense):
Other Income	$3,500	$1,000
Interest Income	-	1,650
Interest Expense	(1,948)	-
Total Other Income	1,552	2,650
Provision for Income Tax	-	-

Net Loss	$(321,578)	$(351,564)

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2021, 2020 and 2019 and the period ended June 30, 2022 (Unaudited)

	Class A		Class B		Additional			Total
	Common Stock		Common Stock		Paid-In	Deferred	Accumulated	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Compensation	Deficit	Equity
Balance at December 1, 2020	189,930	2	1,687,500	17	164,870	-	(52,740)	112,148
Issuance of Class A Common Stock - Regulation CF	946,168	9	-	-	926,050	-	-	926,059
Issuance of Class A Common Stock - Regulation A	40,119	-	-	-	221,456	-	-	221,456
Offering Costs	-	-	-	-	(199,347)	-	-	(199,347)
Issuance of Class A Common Stock	4,529	-	-	-	25,000	-	-	25,000
Issuance of Class A Common Stock - Broker Compensation	802	-	-	-	4,429	-	-	4,429
Net Loss	-	-	-	-	-	-	(601,815)	(601,815)
Balance at December 31, 2020	1,181,548	12	1,687,500	17	1,142,458	-	(654,555)	487,931
Issuance of Warrants - Broker Commission	-	-	-	-	37,397	-	-	37,398
Issuance of Class A Common Stock - Regulation A	108,102	1	-	-	582,023	-	-	582,024
Offering Costs	-	-	-	-	(134,542)	-	-	(134,542)
Restricted Stock Grant - Class A Common Stock	144,323	-	-	-	796,663	(796,663)	-	-
Issuance of Class A Common Stock - Broker Compensation	20,980	1	-	-	17,353	-	-	17,353
Net Loss	-	-	-	-	-	-	(514,564)	(514,564)
Balance at December 31, 2021	1,454,953	14	1,687,500	17	2,441,352	(796,663)	(1,169,119)	475,600
Issuance of Class A Common Stock - Regulation A	121,239	1	-	-	369,777	-	-	369,778
Offering Costs	-	-	-	-	(38,735)	-	-	(38,735)
Balance at June 30, 2022	1,576,192	15	1,687,500	17	2,772,394	(796,663)	(1,169,119)	806,643

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

CONSOLIDATED STATEMENT OF CASHFLOWS

For the Six Months Ended June 30, 2022 and June 30, 2021

	For the	For the
	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2022	2021
	(Unaudited)	(Unaudited)
Cash Flows from Operating Activities
Net Loss	$(321,578)	$(351,564)
Adjustments to Reconcile Net Loss to Net Cash Provided by (used in) Operating Activities
Changes in Operating Assets and Liabilities:
Deposits	-	(1,700)
Prepaid Expenses	11,173	80,830
Cash in Escrow	10,710	(771)
Inventory	(2,732)	(5,778)
Accrued Expenses	(796)	-
Other Current Liabilities	(19,958)	2,096
Accounts Payable	(597)	(7,197)
Deferred Revenue, Related Party	-	-
Net Cash Provided by (used in) Operating Activities	$(323,776)	$(284,085)

Cash Flows from Investing Activities
Repayment from (Advance to) Related party	$64,184	$(67,250)
Investment in Original Programming	(93,252)	2,000
Purchase of Fixed Assets	217	(2,100)
Collection of Note Receivable	3,300	-
Collection of Note Receivable, related party	-	30,300
Increase in Note Receivable	-	(150)
Purchase of Intangible Assets	15,000	-
Net Cash Used in Investing Activities	$(10,551)	$(37,200)

Cash Flows from Financing Activities
Proceeds from Issuance of Class A Common Stock	509,948	455,639
Offering Costs	(200,628)	(63,614)
Proceeds from Stock Subscription Receivable	-	40,427
Net Cash Provided by Financing Activities	$309,322	$432,456

Net Change in Cash	(25,008)	111,167

Cash at Beginning of Year	453,205	226,492
Cash at End of Year	$428,197	$337,659

See accompanying notes, which are an integral part of these consolidated financial statements.

CALLED HIGHER STUDIOS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

For the Six Months Ended June 30, 2022 and June 30, 2021

NOTE 1: NATURE OF OPERATIONS

Called Higher Studios, Inc. (‘Called Higher”) is a corporation organized on June 4, 2019 under the laws of Delaware. The Company’s mission is to establish a community of passionate fans and owners that participate in the process of funding and creating faith-based movies, television, and other forms of Christian content. Global Development Alpha, LLC, a limited liability company formed under the laws of Tennessee on May 31, 2019 is the parent company and majority shareholder of Called Higher Studios, Inc.

On February 22, 2021, Called Higher formed Camp Hideout, LLC in the state of Tennessee. This company was organized to produce and license the feature film, “Camp Hideout”. It is currently a wholly-owned subsidiary of Called Higher.

On March 16, 2021, Called Higher formed By Krave, LLC in the state of Tennessee. This company was organized with two members and is a retailer of jewelry both at the retail and wholesale levels. On November 22, 2021, Called Higher entered into a purchase agreement with the other member and purchased all remaining membership units. By Krave, LLC is currently a wholly-owned subsidiary of Called Higher.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has negative cash flows from operations, and sustained losses of $321,578 and $351,564 during the periods ended June 30, 2022 and 2021, respectively. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company’s ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to raise capital as needed to satisfy its liquidity needs through the issuance of stock in 2022 Year to date we have raised $369,777 through regulation crowdfunding however there are no assurances that the Company will be successful. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus, COVID-19, was reported to have surfaced in Wuhan, China and has reached multiple other countries, resulting in government-imposed quarantines, travel restrictions and other public health safety measures, including in the United States and India. On March 12, 2020, the WHO declared COVID-19 to be a global pandemic. The various precautionary measures taken by many governmental authorities around the world in order to limit the spread of COVID-19 have had and may continue to have an adverse effect on the global markets and global economy. Such government-imposed precautionary measures may have been relaxed in certain countries or states, but there is no assurance that more strict measures will not be put in place again due to a resurgence in COVID-19 cases.

The ultimate impact of the global COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change and thus the future financial impact of COVID-19 cannot be reasonably estimated at this time.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis of Consolidation

The Company prepares financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP), and has adopted the calendar year as its basis of reporting. All intercompany transactions among Called Higher, Camp Hideout, LLC and By Krave, LLC (collectively the “Company) are eliminated upon consolidation.

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirement of Financial Accounting Standards Board Accounting Standards Codification “FASB ASC” 340-10-S99-1. Deferred offering costs consist principally of legal fees and broker fees incurred in connection with an offering the Company initiated during 2019 under Regulation Crowdfunding, during 2020 with Regulation A and Regulation Crowdfunding offerings, and during 2021 with a second round of offering under Regulation A. Prior to the completion of an offering these costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are charged to stockholders’ equity upon the completion of an offering. There were $21,724 in deferred offering costs as of June 30, 2022 and none as of December 31, 2021.

Inventory

Inventories are comprised of merchandise (t-shirts, lapel pins, hats, jewelry etc.) that are used for marketing and/or for sale in the Called Higher store. Inventories are stated at the lower of cost or net realizable value. Cost is determined using the average costing method. Inventory balances as of June 30, 2022 and December 31, 2021 consisted of finished goods of were $31,311 and $28,580, respectively. The Company periodically reviews inventory quantities and values and adjusts for obsolete or impaired inventory based primarily on management’s estimated forecast of product demand.

Subscription Receivable

The Company records share issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription receivable is reclassified as a contra account to stockholders’ equity on the balance sheet.

Filmed Entertainment and Production Costs

In accordance with FASB ASC 926, “Entertainment—Films” (“ASC 926”), Filmed Entertainment costs include capitalized production costs, development costs, overhead and capitalized interest costs, net of any amounts received from outside investors. These costs are recognized as to cost of goods sold over the period to which associated revenues are expected to be realized. Marketing, distribution and general and administrative costs are expensed as incurred. The Company has set a minimum threshold of $1,000 before capitalizing the costs. Management bases its estimates of ultimate revenue for each production on a variety of factors, including: historical performance of similar productions, market research and the existence of future firm commitments. Management regularly reviews, and revises when necessary, its total revenue estimates on a title-by-title basis, which may result in a change in the rate of amortization and/or a write-down of the asset to fair value amount. Costs for productions not produced are written-off at the time the decision is made not to develop the story or after three years.

Production costs are stated at the lower of unamortized cost or estimated fair value on a production basis. Revenue forecasts for productions are continually reviewed by management and revised when warranted by changing conditions. Results of operations in future years are dependent upon the amortization of production costs and may be significantly affected by periodic adjustments in amortization rates. As a result, the Company’s financial results fluctuate from period to period.

If estimates of ultimate revenues change with respect to a production, causing reductions in fair values, the Company may be required to write down all or a portion of the related unamortized costs of the production to its estimated fair value. No assurance can be given that unfavorable changes to revenue and cost estimates will not occur, which may result in significant write-downs affecting the Company’s results of operations and financial condition.

The Company capitalized $1,959,400 and $1,928,544 of program rights and movie production costs incurred in the first six months of 2022 and the full year in 2021, respectively as Investment in Original Programming on the balance sheet and no amortization expense has been recorded as of June 30, 2022 as no projects have been completed.

Fair Value of Financial Instruments

“FASB” guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Income Taxes

The Company is classified as a C Corporation and its income is taxed at the corporate level. The Company’s subsidiaries, By Krave & Camp Hideout are Limited Liability Companies and their taxable income or loss is passed through to Called Higher Studios Inc. and included in Called Higher Studios Inc. Taxable income or loss.

The Company uses the liability method of accounting for income taxes as set forth in FASB ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized. The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company’s policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

The Company files U.S. federal and state income tax returns. The 2021 tax returns have not yet been filed. All tax periods since inception remain open to examination by the taxing jurisdictions to which the Company is subject.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

Revenue Recognition

FASB ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Revenues are recognized primarily from the sale of apparel, jewelry and shipping revenue during the six months ended June 30, 2022 and 2021. Revenues from these sources are recognized upon satisfying the aforementioned criteria, which generally occurs upon the shipment of the merchandise.

The deferred revenue of $2,050,000 will be recognized as revenue when the performance obligation is satisfied. The performance obligation is deemed satisfied when post-production is finalized and the completed film is delivered to the Distributor. The performance obligation was satisfied in August 2022 (Note 6).

Costs of Revenues

Costs of revenues include product costs, contract labor, credit card processing and fulfillment.

Stock-Based Compensation

The Company measures stock-based awards at grant-date fair value and recognizes employee and consultant compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards and warrants. The assumptions used in calculating the fair value of stock- based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” which is the midpoint between the vesting start date and the end of the contractual term, as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised.

Comprehensive Income (Loss)

The Company follows FASB ASC 220 in reporting comprehensive income (loss). Comprehensive income (loss) is a more inclusive financial reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income (loss). Since the Company has no items of other comprehensive income (loss), comprehensive loss is equal to net loss for all periods presented.

NOTE 4: NOTE RECEIVABLE

Related Party

During 2020, the Company loaned $30,000 to a company that is a related party through common ownership at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. As an incentive to loan the funds to the related party, the Company received 120,000 shares of common stock of the related party company, which only vest upon a change of control, and thus no value was assigned to these shares. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021.

Non-Related Party

During 2020, the Company entered into a note receivable agreement for $3,000, with a non-related party. The note was dated March 30, 2020 with a maturity date of March 30, 2022 and bears interest at a fixed rate of 5% per year. During 2022, and as of the date of this report, this loan has been fully repaid.

NOTE 5: STOCKHOLDERS’ EQUITY

Capital Structure

On July 22, 2019, the Company amended and restated its Articles of Incorporation authorizing 10 million shares of Class A Voting Common Stock and 5 million shares of Class B Voting Common Stock, along with authorizing 5 million shares of Preferred Stock. All shares have a $0.00001 par value.

Class A and Class B common stock holders have identical rights, with the exception of voting rights, to which Class B stockholders shall be entitled to ten (10) votes for each share on all matters whereas Class A stockholders shall be entitled to one (1) vote for each share. Each share of Class B Voting Common Stock is convertible into one share of Class A Voting Common Stock.

Preferred stockholders voting rights are determined by the Company’s board of directors prior to offering and stated/confirmed at the time of issue. The Preferred Stock has no voting rights. Preferred stock has liquidation preferences in the case of a liquidation of the Company under the terms of the articles of incorporation and may be assigned additional rights and privileges.

Common Stock Issuances

During the 2022 fiscal year, period ending June 30, 2022, the Company raised gross proceeds of $369.777 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 121,239 shares of Class A Voting Common Stock at $3.05 per share

During the year ended December 31, 2021, the Company raised gross proceeds of $582,024 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 108,102 shares of Class A Voting Common Stock at $5.52 per share. Funds in the amount of $46,278 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow (asset) on the balance sheet. These funds are expected to be disbursed 4th quarter of 2022.

During the year ended December 31, 2021, the Company has committed investments totaling $201,320 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, for Class A Voting Common Stock at $3.05 per share. The money has not been disbursed to the Company and is still in escrow. As such, the investment was not finalized and the 66,007 shares from those investments were not issued as of year-end. The funds from these committed investments were received in February 2022.

The Company incurred $134,543 of offering costs during 2021 in connection with the Regulation A offerings which consists of the issuance of 20,920 shares of Class A Voting Common Stock with a fair value of $17,353, the issuance of warrants to purchase 7,411 shares of Class A Voting Common stock with an estimated fair value of $37,397 and $79,793 of cash payments.

In December 2020, the Company entered into an agreement to grant a restricted stock award to an advisor for services. In the agreement, the Company issued an initial amount of 133,596 shares of Class A voting common stock. These were to be adjusted following the close of the Regulation A offering. In total, the number was adjusted to 144,323 restricted Class A Common Stock valued at $796,663 to bring advisor’s total stake to 5% of the Company’s total outstanding shares as of the close of the Regulation A offering. The stocks were granted in two tranches, 50% on January 2021 and the remaining 50% on December 2021. The shares vest upon both a liquidity event defined as (1) an initial public offering, underwritten by a nationally recognized underwriter, of the Common Stock registered pursuant to the Securities Act where there is a Minimum Public Float immediately following such offering, (2) a merger or other business combination of recapitalization whereby the Common Stock is exchanged for cash and/or publicly traded equity or debt securities in another entity or a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the consideration to be received in such merger, business combination or recapitalization or (3) a sale or other disposition of all or substantially all of the Company’s assets to another entity, for cash and/or publicly traded equity or debt securities of another entity of a combination of cash and other non-publicly traded equity or debt securities where cash constitutes at least a majority of the proceeds of such sale or disposition, in each case, other than to the Company, any subsidiary of the Company, or any entity controlled by the ultimate control persons of the Company. Regulation Crowdfund and Regulation A Crowdfunded Offerings as defined by the Securities and Exchange Commission shall not be considered a liquidity event The expense will be recognized when the vesting becomes probable.

During the year ended December 31, 2020, the Company raised gross proceeds of $221,456 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation A, issuing 40,119 shares of Class A Voting Common Stock at $5.52 per share. $15,427 of stock subscriptions were not received as of December 31, 2020 but are presented as an asset on the balance sheet due to receipt in 2021 and, therefore, is presented in the balance sheet as a stock subscription receivable. In addition, in December 2020, the Company issued 4,529 shares of Class A Voting Common Stock at $5.52 per share resulting in gross proceeds of $25,000 which were received in January 2021. As such, the total amount reflected as a subscription receivable on the balance sheet as of December 31, 2020 is $40,427. Funds in the amount of $38,189 were not yet received from the escrow account held with the broker from issued stock in this offering and were recorded as funds held in escrow on the balance sheet. These amounts were received in 2021.

During the year ended December 31, 2020, the Company raised gross proceeds of $926,060 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 946,168 shares of Class A Voting Common Stock at $1.00 per share.

The Company incurred $199,347 of offering costs during 2020 in connection with the Regulation A and Regulation Crowdfunding offerings. In December 2020, the Company issued 802 shares for the broker compensation of 2% of the shares issued in the Regulation A offering. The shares are valued at $4,429 and recorded as additional offering costs.

In July 2019, the Company issued 1,500,000 shares of Class B Voting Common Stock at $0.017 per share and 187,500 shares of Class B Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25,000 and $100, respectively. These stock issuances were conducted under terms of a restricted stock purchase agreement with no vesting requirements.

In July 2019, the Company issued 46,875 shares of Class A Voting Common Stock at $0.00053 per share resulting in gross proceeds of $25. During the period ended December 31, 2019, the Company raised gross proceeds of $139,763 in an offering of its Class A Voting Common Stock pursuant to an offering under Regulation Crowdfunding, issuing 143,055 shares of Class A Voting Common Stock at $1.00 per share.

Warrants

In connection with the Company’s Regulation A offering, the Company was required to pay a 5% commission in warrants for shares with the same terms as the offering. The offering closed on June 30, 2021 and, at that time, the warrant agreement became due. The Company sold 148,221 shares of Class A Voting Common Stock during this Regulation A offering and therefore, the Company issued a warrant to purchase 7,411 shares of Class A Voting Common Stock with an estimated fair value of $37,397 which was recognized as offering costs. The exercise price of the warrant is $5.52, vests immediately and expires in five years. The fair value of the warrants was estimated using the Black- Scholes option pricing model with the following assumptions: Expected term of 5 years, expected volatility of 152.10%, expected dividend yield of 0% and risk-free interest rate of 1.45%. The expected volatility is the Company’s estimate of expected volatility that is based on the volatility of other public companies that are in closely related industries to the Company. As of December 31, 2021, all of the 7,411 outstanding warrants are exercisable.

NOTE 6: RELATED PARTY TRANSACTIONS

During 2021, the Company began producing the feature film, “Camp Hideout”. It concluded filming during 2021 and was in post production until August 2022. On August 21, 2021, the Company entered into an acquisition agreement to sell the rights of the film to an entity of which the majority stockholders are also majority stockholders in the Company. The acquisition agreement grants the acquiring company, or Distributor, the sole and exclusive rights, under copyright and otherwise, in perpetuity, to use the feature film to generate revenue. The consideration and minimum guarantee that was paid by the Distributor was $2,050,000 and this money is classified as deferred revenue at June 30, 2022 as post had not been finalized and the completed film had not been delivered to the Distributor. Further, the agreement calls for a distribution of adjusted gross receipts between the Company and the Distributor. All initial distributions will be made to the Distributor until it has recovered the minimum guarantee amount plus 20% interest. From that point on, the Company will receive 45% of all subsequent adjusted gross receipts. The feature was delivered in August 2022.

During 2021 Camp Hideout, LLC entered into a production management agreement with an entity where the majority owner is also a majority stockholder in the Company. The amount of the payment for the production management fee was $105,600 and was paid in 2021.

In 2021 the Company received a payment in the amount of $106,600 for a data usage fee and reimbursement for the Company’s investments in the development and production of the film Camp Hideout. This fee was paid by an entity where the majority owner is also a majority stockholder in the Company.

During 2021 Camp Hideout, LLC entered into a producer fee agreement with an entity where the majority owner is also a stockholder in the Company. The amount of the payment for production fee was $20,000 and was paid in 2021. The Company also paid this entity a consulting fee in the amount of $25,000 for its service on the advisory board for Called Higher.

During 2020, the Company advanced $67,502 to a related party as prepayments on credit card charges for future Company expenses. The amounts due bear no interest and are considered payable on demand $64,184 remains outstanding as of December 31, 2021

During 2020, the Company loaned $30,000 to a company that is a related party through common ownership at a fixed interest rate of 6% per year and a maturity date of October 31, 2021. As an incentive to loan the funds to the related party, the Company received 120,000 shares of common stock of the related party company, which only vest upon a change of control, and thus no value was assigned to these shares. Total interest income of $300 was recognized for the year ended December 31, 2020 and remained outstanding as of December 31, 2020. This note was fully repaid during 2021.

NOTE 7: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, “Revenue from Contracts with Customers” (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, “Revenue from Contracts with Customers”, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. The Company has adopted the new standard effective June 4, 2019, date of inception.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is continuing to evaluate the impact of this new standard on its financial reporting and disclosures.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 8: COMMITMENTS, CONTINGENCIES, AND CONCENTRATIONS

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

As part of contracting professional services for the production of the movie, “Camp Hideout”, the Company entered into agreements with certain contractors during 2020 upon which contingent liabilities may be due for an amount of up to 5% based on net profits. As of June 30, 2022, the Company had not generated net profits for the movie.

NOTE 9: SUBSEQUENT EVENTS

Film Sales

In August 2022 the film Camp Hideout was delivered and the company recognized the deferred income and expenses for this project.

Merchandise Company Purchase

In September 2022 the Company purchased an online merchandise company in the amount of $41,000.

Management’s Evaluation

Management has evaluated all subsequent events through September 23, 2022, the date the financial statements were available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statements.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.in the City of Franklin, State of Tennessee, on September 30, 2022.

CALLED HIGHER STUDIOS, INC.

/s/ Jason Brown
By Jason Brown, Chief Executive Officer

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

/s/ Jason Brown
Jason Brown, Chief Executive Officer,
Principal Financial Officer,
Principal Accounting Officer, and Sole
Director
Date: September 30, 2022